Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com	Web Site: www.ivax.com

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
	(011) 972-2-589-2840	Neil Flanzraich
Vice Chairman and President
	George Barrett	IVAX Corporation
	President and CEO	(305) 575-6008
Teva North America
	(215) 591-3030	David Malina
Vice President, Investor Relations
and Corporate Communications
	Investor Relations	IVAX Corporation
	Teva Pharmaceutical Industries Ltd.	(305) 575-6043
(011) 972-3-926-7554
FOR IMMEDIATE RELEASE
Teva and IVAX Decline “Public Acquirer Fundamental Change” Option
for IVAX’ 1.5% Convertible Senior Notes due 2025
Jerusalem, Israel and Miami, Florida, January 3, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) issued the following statement regarding IVAX’ outstanding 1.5% Convertible Senior Notes due 2025, in connection with Teva’s pending acquisition of IVAX:
With Teva’s approval, IVAX has declined to elect the “public acquirer fundamental change” option with respect to such notes. Accordingly, holders of any of these notes that remain outstanding following consummation of the merger will have the option to convert their notes and collect the “make-whole premium,” within the time period and on the other terms of the applicable indenture. However, the requirement to pay such make-whole premium remains subject to consummation of the merger. As previously announced by IVAX, these notes are now convertible at the option of the holders, as IVAX has waived the contingent conversion triggers.
This announcement does not constitute a recommendation to the holders of the notes as to which action, if any, they may choose to take.
About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva’s sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, including any required divestitures in connection with obtaining antitrust approvals, Teva’s ability to rapidly integrate IVAX’s operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra®, Neurontin®, Oxycontin® and Zithromax®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva’s Annual Report on Form 20-F, IVAX’s Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, holders of IVAX convertible notes, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.